

November 18, 2013

Via E-Mail
Mr. Arne G. Haak
Chief Financial Officer
Ruth's Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100
Winter Park, Florida 32789

> **Re:** **Ruth's Hospitality Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-51485**
> **Form 10-Q for the quarter ended September 29, 2013**
> **Filed November 6, 2013**
> **File No. 000-51485**

Dear Mr. Haak:

We have reviewed your response letter dated October 30, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended September 29, 2013

1. We note that during the third quarter of fiscal year 2013, you settled two casualty loss claims and recognized an aggregate gain of $2.2 million, net of fees incurred. You indicated from your disclosure that the majority of the gain pertained to compensation awarded by the claims administrator pursuant to the settlement agreement reached in litigation related to the 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In light of the materiality of the gain and the fact that such amount was related to casualty loss claims, please tell us why classification of this gain within operating expenses is appropriate. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief